UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No. 1)

Axion International Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

05462D101
(CUSIP Number)

Richard Rosenblum c/o Harborview Advisors LLC 850 Third Avenue, Suite 1801 New York, NY 10022 (646) 218-1400
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. - 05462D101

1	NAME OF REPORTING PERSON Harborview Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,057,6881
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,057,6881
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,057,6881
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON PN

1 Comprised of: (i) 1,569,688 shares of outstanding Common Stock; (ii) 150,000 shares that may be acquired pursuant to a 10% Convertible Promissory Note, issued on February 1, 2010 and amended and restated on February 22, 2010 (the “10% Note”); (iii) 100,000 shares that may be acquired pursuant to an Amended and Restated Purchase Warrant, issued on February 1, 2010 and amended and restated on February 22, 2010 (the “2010 Warrant”); (iv) 100,000 shares that may be acquired pursuant to a Purchase Warrant, issued on July 21, 2009 (the “2009 Warrant”) and (v) 138,000 shares that may be acquired pursuant to an Amended and Restated 8.75% Convertible Debenture Due December 31, 2010, issued on September 26, 2008 and amended and restated on March 31, 2009, as amended (the “8.75% Debenture”).

SCHEDULE 13D

CUSIP No. - 05462D101

1	NAME OF REPORTING PERSON Harborview Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,057,6882
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,057,6882
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,057,6882
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON CO

2 Comprised of: (i) 1,569,688 shares of outstanding Common Stock; (ii) 150,000 shares that may be acquired pursuant the 10% Note; (iii) 100,000 shares that may be acquired pursuant to the 2010 Warrant; (iv) 100,000 shares that may be acquired pursuant to the 2009 Warrant and (v) 138,000 shares that may be acquired pursuant to the 8.75% Debenture.

SCHEDULE 13D

CUSIP No. - 05462D101

1	NAME OF REPORTING PERSON Harborview Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 586,9503
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 586,9503
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 586,9503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON CO

3 Comprised of shares of outstanding Common Stock.

SCHEDULE 13D

CUSIP No. - 05462D101

1	NAME OF REPORTING PERSON Richard Rosenblum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,644,6384
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,644,6384
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,644,6384
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14	TYPE OF REPORTING PERSON IN

4 Comprised of: (i) 2,156,638 shares of outstanding Common Stock; (ii) 150,000 shares that may be acquired pursuant the 10% Note; (iii) 100,000 shares that may be acquired pursuant to the 2010 Warrant; (iv) 100,000 shares that may be acquired pursuant to the 2009 Warrant and (v) 138,000 shares that may be acquired pursuant to the 8.75% Debenture.

SCHEDULE 13D

CUSIP No. - 05462D101

1	NAME OF REPORTING PERSON David Stefansky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,644,6385
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,644,6385
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,644,6385
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14	TYPE OF REPORTING PERSON IN

5 Comprised of: (i) 2,156,638 shares of outstanding Common Stock; (ii) 150,000 shares that may be acquired pursuant the 10% Note; (iii) 100,000 shares that may be acquired pursuant to the 2010 Warrant; (iv) 100,000 shares that may be acquired pursuant to the 2009 Warrant and (v) 138,000 shares that may be acquired pursuant to the 8.75% Debenture.

     This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is filed by and on behalf of each reporting person to amend the Schedule 13D related to the Common Stock of the Issuer filed on May 5, 2010 (the “Schedule 13D”). This Amendment No. 1 is filed to update Item 4 to reflect a letter sent by Harborview Master Fund to the Issuer on May 10, 2010. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Persons acquired the shares of the Issuer’s Common Stock reported in this Schedule 13D for investment purposes.  The Reporting Persons previously reported their beneficial ownership of the Common Stock of the Issuer on Schedule 13G, initially filed on February 17, 2009 and amended on February 5, 2010.

The Reporting Persons have engaged in discussions with management of the Issuer from time to time regarding their investment in the Issuer.  In early February 2010, the Issuer’s management approached the Reporting Persons to solicit their opinion of a potential transaction (the “LPC Transaction”) with Lincoln Park Capital Fund, LLC (“LPC”).  Despite the Reporting Persons’ negative opinion of the LPC Transaction, on February 26, 2010, the Issuer filed a Form 8-K disclosing that it had entered into a purchase agreement and registration rights agreement with LPC.  Since the Form 8-K was filed, the Reporting Persons have engaged in discussions with the Issuer from time to time in which they have expressed serious concerns about the transaction.  On April 28, 2010, they submitted a term sheet for a proposed alternative financing transaction (the “Proposed Alternative Transaction”) that they believe is superior to, and offers significantly more value to all shareholders of the Issuer than, the LPC Transaction.  The term sheet was furnished as Exhibit 99.1 to the Schedule 13D and is incorporated herein by reference.  To date, the Reporting Persons have not received a meaningful response to the proposed term sheet.

On May 10, 2010, Harborview Master Fund delivered a letter to the board of directors of the Issuer to express its strong disagreement with statements made in a press release issued by the Issuer on May 7, 2010 and with the Issuer’s leadership.  The letter is furnished as Exhibit 99.1 hereto and incorporated herein by reference.

The Reporting Persons plan to review their investment in the Issuer on a continuing basis. Depending upon the actions taken by the board of directors and/or management of the Issuer in connection with the LPC Transaction and the Proposed Alternative Transaction as well as other factors that are or may become relevant, the Reporting Persons may consider (i) making proposals which relate to or may result in changes in the board of directors and/or management of the Issuer; (ii) making an additional proposal or proposals relating to alternative financing transactions; (iii) selling all or part of the securities of the Issuer owned by such Reporting Persons in open market or privately negotiated transactions; (iv) acquiring additional securities of the Issuer in open market or privately negotiated transactions; (v) making a proposal or proposals to acquire more (or potentially all) of the equity interests in the Issuer, including, without limitation, directly from certain (or potentially all) of the security holders of the Issuer; (vi) making a proposal or proposals relating to the acquisition of certain (or potentially all) of the assets of the Issuer; (vii) making a shareholder proposal or proposals to request that the Issuer consider one or more extraordinary transactions, such as a merger; and (viii) one or more combinations of the foregoing.

Any proposals related to the board and/or management of the Issuer, potential financing transactions, open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions or matters may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

 Item 5(a), (b) and (c) are amended and restated in their entirety as follows:

(a) (b) Harborview Master Fund is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Items 11 and 13 on the corresponding cover page hereto (the “Harborview Master Fund Shares”). The Harborview Master Fund Shares are also reported as beneficially owned by Harborview Advisors, as the general partner of Harborview Master Fund, and by Messrs. Rosenblum and Stefansky, as the managing members of Harborview Advisors. By reason of these relationships, each of Harborview Master Fund and Harborview Advisors are reported as having sole power to vote, or to direct the vote, and sole power to dispose, or direct the disposition of, the Harborview Master Fund Shares, and each of Messrs. Rosenblum and Stefansky are reported as having shared power to vote, or to direct the vote, and shared power to dispose, or direct the disposition of, the Harborview Master Fund Shares.

 Harborview Capital Management is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Items 11 and 13 on the corresponding cover page hereto (the “Harborview Capital Management Shares”). The Harborview Capital Management Shares are also reported as beneficially owned by Messrs. Rosenblum and Stefansky, as the managing members of Harborview Capital Management. By reason of these relationships, Harborview Capital Management is reported as having sole power to vote, or to direct the vote, and sole power to dispose, or direct the disposition of, the Harborview Capital Management Shares, and each of Messrs. Rosenblum and Stefansky are reported as having shared power to vote, or to direct the vote, and shared power to dispose, or direct the disposition of, the Harborview Capital Management Shares.

All percentages set forth in this statement are based on 21,125,541 shares of Common Stock reported as outstanding as of May 3, 2010 in the Issuer’s Prospectus filed pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, on May 7, 2010.

(c) The Reporting Persons have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Letter dated May 10, 2010.
99.2	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.8 to the Schedule 13D relating to the common stock of the issuer filed May 5, 2010 by the reporting persons).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: May 11, 2010

Harborview Master Fund, L.P. By: Harborview Advisors, LLC

By:	/s/ Richard Rosenblum
Name: Richard Rosenblum
Title: Managing Member

Harborview Advisors, LLC

By:	/s/ Richard Rosenblum
Name: Richard Rosenblum
Title: Managing Member

Harborview Capital Management, LLC

By:	/s/ Richard Rosenblum
Name: Richard Rosenblum
Title: Managing Member

Richard Rosenblum

/s/ Richard Rosenblum

David Stefansky

/s/ David Stefansky

EXHIBITS

Exhibit	Description of Exhibit
99.1	Letter dated May 10, 2010.
99.2	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.8 to the Schedule 13D relating to the common stock of the issuer filed May 5, 2010 by the reporting persons).